Exhibit b

MEMBERSHIP FORM

This Membership Form has been created for the purpose of signing up to the DSDC Network.

Member Organisation (the 'Member')
Company Name	Rialto Markets LLC
Registration Number	CRD# 283477
Registered Address	42 Broadway Suite 12-129, New York, NY 10004, USA

Member Roles	Applicable Services
Network Governance	■ Controlling the strategy of the DSDC network
Market Maker (MM)	■ DDR Program Establishment Service ■ DDR Unit Issuance Service ■ DDR Unit Cancellation Service
Filing Servicer (FS)	■ DDR Program Establishment Service ■ DDR Program Administration Service ■ DDR Program Termination Service
Register Servicer (RS)	■ DDR Program Establishment Service ■ DDR Program Administration Service ■ DDR Program Termination Service ■ DDR Unit Issuance Service (Headroom) ■ CA Position Update Service ■ CA Notification Service
Account Servicer (AS)
■          DDR Program Establishment Service
■          DDR Program Termination Service
■          DDR Unit Issuance Service
■          DDR Unit Cancellation Service
■          CA Position Update Service
■          CA Cash Payment Service
■          CA Notification Service

Notification Servicer (NS)	■ CA Notification Service
Payment Servicer (PS)	■ CA Cash Payment Service
Depository Servicer (DS)	■ DDR Unit Issuance Service ■ DDR Unit Cancellation Service ■ CA Notification Service ■ CA Position Update Service ■ CA Cash Payment Service
Compliance Servicer (CS)
■          DDR Program Establishment Service
■          DDR Program Administration Service
■          DDR Program Termination Service
■          DDR Unit Issuance Service (incl. Headroom)
■          DDR Unit Cancellation Service
■          CA Position Update Service
■          CA Cash Payment Service
■          CA Notification Service

Membership Fees based on the indicated Role
Access (per annum)	Access Base Modules
Oversight
Shared (semi-annually)	Program Costs
Governance Costs
Operating Costs

Additional Membership Fees apply per the relevant Service Level Addendums per Role and the DSDC Rate Card respectively upon the Member having formally adopted the latest version of the relevant Service Level Addendums in writing per the process outlined in the Agreement hereunder.

This Membership Form is made pursuant to the agreement (the ‘Agreement’) between the Member and the Digital Securities Depositary Corporation ('DSDC') on the Signature Date and shall have effect immediately.

Terms defined in the Agreement and the Documents shall have the same meanings in this Membership Form unless otherwise stated. The Member has indicated its acceptance of this Agreement, executing it below.

By signing the below, each Party agrees that it has read, understood, and agreed to be bound by the terms and conditions of this Agreement.

Signed by Alistair Jones, CEO	By:/s/ Alistair Jones (Signature)

On behalf of DSDC	2/12/2024 (Signature Date)

Signed by Shari Noonan, CEO	By:/s/ Shari Noonan (Signature)

On behalf of Member	2/12/2024 (Signature Date)

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This Agreement is dated on the date as stated on the Membership Form and shall become effective as of the date when the below parties (individually the 'Party' and jointly the 'Parties') have signed this document (the 'Effective Date').

THE PARTIES ARE:

(1)	Member, as specified at the top of the Membership Form above.
(2)	Digital Securities Depositary Corporation, Inc. ('DSDC'), incorporated and registered in Delaware at 1209 Orange Street, Wilmington, Delaware in the County of New Castle, 19801, United States.

BACKGROUND

(a)
DSDC is set up to be a not-for-profit, Member-operated, -governed, and -owned organisation that provides financial market infrastructure. It facilitates the provision of securities services, a securities register, and related reference data that are required across the securities lifecycle.

(b)
DSDC operates for the benefit of all Members collectively and with the objective to (i) maximise systemic resilience and investor protection, (ii) maximise the unbundling of securities services to encourage fair competition, (iii) maximise the efficient collaboration among Members, and (iv) minimise infrastructure cost for Members.

(c)
Membership is open to all financial services institutions that are in accordance with this Agreement. Active Members shall be offered the capacity to act as stockholders and to appoint the Board in accordance with the Bylaws attached as Appendix A.

(d)
Members individually agree to provide Roles as selected in the Membership Form and related  Services to other Members, and/or consume certain Services from other Members. Participation in any Service is in accordance with this Agreement, corresponding SLAs, and the Documents.

(e)
Members attest they are authorized to perform designated Roles, that they possess the appropriate resources and knowledge to perform the designated Roles, and that they accept sole responsibility to decline any Service opportunities for which they are not authorized or otherwise not capable of servicing or lawfully able to provide.  Full warranties and representations are outlined in clause 9.

1	DEFINITIONS

In this Agreement, except to the extent expressly provided otherwise, the following definitions and those incrementally set out as part of the Documents apply. Whenever appropriate in this Agreement, terms in the singular form shall include the plural (and vice versa) and any gender form shall include all others.

Appendices	The appendices attached or referenced in this Agreement, which may change from time to time in accordance with clause 20.

Business Year	The fiscal year of DSDC as defined in its Bylaws.

Board	The DSDC’s board of directors, holding oversight responsibilities and decision powers, appointed by stockholders under the Bylaws of DSDC.

Bylaws	Bylaws of DSDC,which DSDC can make available upon request.

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Data	The records maintained and instructions sent by Members for the purposes of the Services via the DMI.

DDR	Digital Depositary Receipt; a SEC registered unsponsored American depositary receipt in digital format.

DMI	The Distributed Market Infrastructure, which is the technology and systems provided by DSDC, operated, and governed by Members, for the provisioning Services.

Documents	All documents referenced in this Agreement, including those listed in the Appendices.

Rate Card	DSDC’s standard rate card, available upon request and subject to annual review and updates which will be communicated to all Members.

Effective Date	The date the Agreement comes into force, which shall be the date of signing the Membership Form.

Governance Body	The Board, its Committees (in case established), and the Member Group together.

Governance Framework	The processes, people, and procedures by which DSDC is governed, which DSDC can make available upon request.

Intellectual Property	See clause 12.1

Member	A firm having signed the Membership Agreement and admitted to the Network in accordance with the Governance Body’s qualification criteria.

Member Group	A group of Representatives established by the Board with a specific purpose, assessing respective Change Requests and developing recommendations for the Board’s decision.

Network	The group of all Members that are connecting via DSDC and its DMI for processing of securities.

(Member) Representative	A authorized individual from a Member that acts as a delegate in order to represent the Member’s interest and participate in one or multiple Member Groups.

Role	The roles identified and/or selected on the Membership Form, define the tasks and responsibilities of the Member while performing a Service.

Service
The workflow and securities services required across the full lifecycle of securities (i.e. DDRs) including but not limited to the compliant registration, issuance, shared recordkeeping, and servicing of financial assets in fully digital format.

Service Level Addendum (SLA)
The specific terms and conditions of a particular Service provided as part of the DMI and defined in the Appendix. Notwithstanding the Agreement’s Effective Date, SLAs applicable to the Member become effective only once the Member formally adopts the latest version in writing per the process outlined in clause 3.2.

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2	SCOPE OF AGREEMENT

The Member agrees to be bound by the terms and conditions of this Agreement and hereby adopts the Documents.

3	NETWORK SERVICES

3.1
Prior to commencing Services, an executed SLA will be required for each Service the Member wishes to provide. Services applicable to the Member’s Role are indicated on the Membership Form in this document. The Services’ terms and conditions can be found in the respective SLAs.

3.2
Each SLA shall be executed by both Parties' authorized representatives electronically signing the SLA Acceptance Letter (‘Letter’; see Appendix A). Any Letter shall be considered an integral part of this Agreement and shall be subject to the same terms and conditions, except as explicitly outlined in the Letter. The effective date of any Letter shall be mutually agreed upon and specified within the Letter itself. The Letter shall remain in effect for the duration specified therein, or until further mutually agreed upon modifications by way of adopting a subsequent Service Version of the SLA.

3.3
The Member agrees that pursuant to this Agreement and unless otherwise defined in the SLAs, it must provide consent prior to being able to process a specifically requested Service, for which the Member holds a subscription, and this consent is digitally provided via and recorded in the DMI. In case a Member does not provide consent when it is required, the Member acknowledges that the Service may be allocated to another Member with a subscription to the same Service and Role.

3.4
The Member acknowledges that DSDC via the DMI, or through other agreed means, will share instructions and relevant records with other Members as is necessary to effect the Services in accordance with the SLAs.

3.5
The Member acknowledges that, when they process a Service, their interactions with the DMI are immutably logged as part of an audit trail. Details of a particular Service are kept private to all necessary Members who provided consent to be involved in the Service. However, the Member’s general participation (i.e. through its reference) in a requested Service can technically be observed by all Members on the DMI.

3.6
The Member agrees that, pursuant to this Agreement, it and not its affiliates, delegates or agents will act as the Member and that, should it delegate any of its responsibilities or activities under this Agreement to any of its affiliates, delegates or agents, it shall retain sole responsibility to DSDC under this Agreement for those matters so delegated.

3.7
The Member agrees to conduct business in strict legal compliance and with the highest ethical standards. The Member acknowledges that there are specific legal and ethical requirements for doing business with financial services sector entities and the Member is solely responsible for its compliance with these requirements.

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4	NETWORK TECHNOLOGY

4.1
DSDC provides the technology for the DMI and supports the Network in accordance with and not limited to the SLAs. Subject to this Agreement, DSDC grants the Member a non-exclusive license to use the DMI.

4.2
The Member must not attempt to copy, modify, duplicate, create derivative works from, reverse compile, disassemble, reverse engineer,  frame, mirror, republish, download, display, transmit, or distribute all or any portion of the DMI and the Documents (as applicable) in any form or media or by any other means.

4.3	The Member must not attempt to use all or any part of the Services or the DMI and the Documents in order to build a product or service which competes with the DMI and the DSDC.

4.4	The Member must not attempt to sub-license, sell, rent, lease, transfer, assign, distribute, display, disclose, or otherwise make the Services or the DMI available to any unauthorised third party.

4.5	The Member must use all reasonable endeavours to prevent any unauthorised access to or use of, the Services or the DMI and, in the event of any such unauthorised access or use, promptly notify DSDC.

4.6
The Member must not use any software, programs, routines, applications, or technologies that will or may have a material negative effect on the performance of DMI or introduce material security risks to DMI.

4.7	The Member confirms to be capable of integrating the DMI and thereby is able to fulfil all obligations related to Services the Member has subscribed to as part of the Membership Form.

4.8
The Member acknowledges that the DMI represents complex software and that prior to any new release it is sufficient that the software shall pass automated tests conducted by the software vendor. To a reasonable extent, the Member shall have the right, via the DSDC, to validate the sufficiency of the test cases, to contribute cases to the automated test regime, and to inspect automated test results.

4.9	DSDC does not warrant or represent that the Services and DMI will be fully free of defects, fully secure, or compatible with any software or system which has not been specified in the Documents.

5	NETWORK GOVERNANCE

5.1
DSDC operates for the benefit of all Members and it is governed through the Bylaws and the Governance Framework. The Bylaws generally govern stockholder and Board matters of the DSDC. The Governance Framework generally defines how all Members are involved in governance.

5.2
The Member acknowledges the Bylaws and may be offered the capacity to act as stockholder of DSDC, subject to the Board’s discretion, active usage of the DMI, and payment of fees as laid out in Clause 7.

5.3
The Member acknowledges the Governance Framework and thereby can nominate, subject also to this Agreement and payment of fees as laid out in Clause 7, one Representative to participate in DSDC’s governance via Member Groups.

6	PAYABLE FEES

6.1	All applicable Services Fees the Member will charge to DSDC and to other Members are defined in the SLAs and become due only upon adoption of the respective SLAs.

6.2	All applicable Membership Fees DSDC will charge to the Member are defined in the Membership Form and are subject to the standard DSDC Rate Card.

6.3
The Access component of the Membership Fee is reflective of role-based service packages as outlined in the Rate Card and as required for subscription to Services; in case a service package is utilized for multiple types of Services, the related fees are only charged once per invoicing cycle.

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6.4
The Shared component of the Membership Fee is based on costs expected for the next invoicing period and for items as laid out on the Rate Card, shall be reviewed by the Governance Body on a semi-annual basis, and might be adjusted relative to the actual costs incurred by the DSDC. Shared fees are shared among all Members.

6.5
For the purposes of this clause 7 and related clauses, 'Tax' means any compulsory duty, levy, impost, fee, withholding or other charge, however described, imposed by and enforceable under law by any governmental, fiscal, or other authority (or delegate thereof) now or hereafter.

6.6
All considerations and monies due under this Agreement are stated exclusive of Tax. If Tax is properly chargeable on all or any part of the Services supplied under this Agreement, the receiving Party shall be responsible to pay such amount of Tax to the counterparty.

7	PAYMENT TERMS

7.1
DSDC invoices the Member with Membership Fees in accordance with the Rate Card and DSDC’s Business Year. In case the Member joins DSDC during DSDC’s Business Year, Membership Fees will be invoiced at that point on a prorated basis.

7.2
The Member invoices DSDC with Service Fees for the Services provided and based on Data managed in the DMI at the end of each Business Year year quarter for the activities within such Business Year quarter, unless otherwise defined in the SLA of a respective Service.

7.3
All invoices received by DSDC from its Members as well as all invoices received by Members from DSDC are payable without deductions no later than thirty (30) calendar days after receipt of the invoice. In the event that payments are not made in full within thirty (30) days from the receipt of the invoice, late payment fees as set out in the Rate Card shall apply to any outstanding amounts.

7.4
Any charges payable under this Agreement are exclusive of any applicable Tax, tariff surcharges or other like amounts assessed by any governmental entity arising as a result of the provision of the Services to the Member under this Agreement and such shall be payable by the Member to DSDC in addition to all other charges payable hereunder.

8	TERM AND TERMINATION

8.1
The term of this Agreement commences on the Effective Date and is three (3) years. At the end of the Term, this Agreement automatically shall renew for successive three (3) years terms, unless either Party delivers to the other Party a notice in writing specifying the date of termination, subject to the terms and conditions of this Agreement, which shall not be less than six (6) months after the date of giving such notice.

8.2	Should DSDC and the Member be unable to agree on any SLA applicable to the Member, either Party may terminate the Agreement by giving notice of

•	one (1) month in the context of reviewing the relevant SLAs in the first instance; and

•	three (3) months in the context of any subsequent SLA update applicable to the Member.

8.3	If any of the following events shall occur, DSDC may effect such termination upon notice effective immediately:

•	The occurrence or threatened occurrence of an insolvency event affecting the Member or its assets;

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•	Application by the Member for composition with its creditors, whether in or out of court or for deferment of its debts;

•	Other situations of concursus affecting the Member or its assets;

•	The Member becomes unable to pay its Membership Fees as defined in clause 7.2;

•	In the reasonable opinion, any of the Member’s representations and warranties are false;

•	The Member (or its appointed agent(s)) is in material breach of any obligation incumbent upon it under this Agreement; and

•	Circumstances arise which DSDC reasonably believes would materially affect the Member’s ability to fulfil the obligations incumbent upon it under this Agreement;

•	The Member acts or fails to act, in such a way as to bring DSDC or Members into disrepute.

8.4
The following clauses shall survive the expiry or termination of this Agreement and shall remain in full force and effect after such date: (6) Payable Fees, (7) Payment Terms, (12) Intellectual Property, (13) Indemnification & Liabilities, and (14) Confidential Information.

8.5
In the event of a Member either being unable to fulfil its obligations under this Agreement or upon notice of its termination, the Member shall commit to work collaboratively with the DSDC and Members to conclude or transfer its activities under its Role to one or several other Members at the discretion of the Board in an orderly, timely, and professional manner.

9	GENERAL WARRANTIES AND REPRESENTATIONS

9.1	The Member warrants that it is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.

9.2
The Member warrants that it has the power and authority and legal right to enter into this Agreement and to perform the obligations hereunder and that it has taken all necessary corporate action to authorize the execution of this Agreement.

9.3
The Member warrants that the execution and delivery of this Agreement will not conflict with or violate any requirement of any applicable laws or regulations, and do not conflict with or constitute a default under any contractual obligation enforceable against it.

9.4
The Member warrants that all necessary consents, approvals, authorizations and licenses of governmental authorities, regulatory agencies and other persons required to be obtained related to the performance of this Agreement and subscribed Services have been obtained or will be obtained prior to the adoption of an SLA, including but not limited to the qualification criteria by type of Member.

9.5	The Member warrants it adequately meets all relevant regulatory capital requirements necessary to enter into contractual relationships with DSDC given the nature of Services offered.

9.6
The Member warrants that it has valid and sufficient insurance or adequate capital reserves to cover for operational losses for the liabilities associated with its participation in the Network, including up to the period it ceases to be a Member.

9.7	The Member warrants that it has proper supervision of its compliance and risk management functions, including AML and KYC procedures.

9.8	The Member acknowledges that it is subject to additional warranties defined per Service and as laid out in the respective SLAs.

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9.9
The Member acknowledges and agrees that nothing in this Agreement shall create or suggest an agency arrangement between the Parties, or between the Members. Where relevant, and for the purposes of delivering the Services, DSDC has the authority to appoint or instruct regulated and reputable third parties for the provision of certain activities and only as laid out in the SLAs.

9.10
The Member acknowledges and agrees that nothing in this Agreement will suggest or hold DSDC as having or requiring any regulatory authorization in any jurisdiction. All regulatory authorizations will be provided by the Members for the selected Services.

9.11
The Member agrees without limitation: (1) not to seek or accept any compensation in connection with the Membership Agreement which may violate any applicable laws, regulations, contracts, or conflict of interest policies; (2) not to use bribes, kickbacks, illegal gratuities, or other corrupt practices in connection with the Membership Agreement; and (3) not to provide DSDC with or inject into the DMI any proprietary, source selection sensitive, or other information that is restricted from disclosure by a third party.

9.12
The Member and the DSDC shall not victimise, harass or discriminate against any applicant or individual of either Party due to their gender, race, disability, age, religious belief, sexual orientation or part-time status. This representation applies, but is not limited to employment, upgrading, work environment, demotion, transfer, recruitment, recruitment advertising, termination of employment, rates of pay or other forms of compensation and selection for training.

9.13
Should the Member breach any warranties and representations under this Agreement, DSDC may exclude the Member from accessing the DMI and reserves the right to further actions as deemed appropriate by the Board.

10	AUDIT REPRESENTATIONS

10.1
DSDC reserves the right, in its sole discretion, to request a Member to demonstrate that its business and capabilities permit it to enter into and perform its obligations under this Agreement without undue risk to other parties.

10.2
Members shall have the right to audit, at their own cost and expense (by itself or through appointed auditors or legal counsel), the books, documents, computer records and files of DSDC relating to the business conducted under this Agreement upon reasonable prior written notice during the normal business hours of DSDC.

10.3	Further, the Member and/or any auditor or legal counsel conducting any such audit shall comply with DSDC’s security and other applicable policies in connection with all such audits.

10.4	Should DSDC or its independent auditors become aware of any material deficiency with respect to DSDC or the DMI and this would likely affect the Member, DSDC shall promptly notify the Member.

11	SECURITY REPRESENTATIONS

11.1
The Member warrants that it has appropriate security, systems, procedures and policies to protect the information, data, records and documents relevant to this Agreement against any unauthorised access, use, alteration, destruction or dissemination.

11.2
The Member acknowledges that the DMI represents complex software, which may be subject to security vulnerabilities and attacks. The Member agrees to comply with the information technology security policy of any relevant hosting provider of the Member’s nodes and to exclusively connect to the respective provider only via a secure connection.

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11.3
The Member warrants that it has backup procedures to ensure the integrity and recoverability of its records and disaster recovery hardware and related facilities that are located off-site, which will also comply with applicable security and disaster recovery procedures required by its regulator.

11.4
The Parties warrant to have commercially reasonable security measures to safeguard the personal information of the Parties’ clients, customers, employees, directors and/or officers that DSDC and the Member receives, stores, maintains, processes or otherwise accesses in connection with the provision of Services hereunder.

11.5
For these purposes, ‘personal information’ shall mean an individual’s name (first name and last name), email, telephone number and similar but it shall not include information that is lawfully obtained under this Agreement or from publicly available information.

12	INTELLECTUAL PROPERTY

12.1
The Member acknowledges and agrees that DSDC uses pre-existing proprietary software, methodology, techniques, software libraries, tools, algorithms, materials, products, ideas, skills, designs, know-how or other intellectual property either owned by DSDC, licensed from affiliates or from public domain or its licensors. DSDC may also create additional intellectual property via the performance of its responsibilities and duties under this Agreement (all of the foregoing, the 'Intellectual Property').

12.2
The Member agrees that any and all proprietary rights to the Intellectual Property, as it existed as of the date hereof and as it may be modified or created during the term of this Agreement, including patent, copyright, trademark, and trade secret rights, to the extent they are available, are the sole and exclusive property of DSDC (or its affiliates or licensors as applicable), free from any claim or retention of rights thereto on the part of the Member.

13	INDEMNIFICATION & LIABILITIES

13.1
To the fullest extent permitted by applicable law, the Member shall indemnify and hold harmless DSDC from and against any costs, damages, expenses (including reasonable attorneys' fees and costs, irrespective of whether or not incurred in connection with the defence of any actual or threatened action, proceeding, or claim), penalty, fines, forfeitures, injuries, liabilities or losses ('Losses’) suffered or sustained in any way by the Member, caused directly or indirectly by (i) governmental, court, exchange, regulatory or self-regulatory organization restrictions, regulations, rules, decisions or orders, (ii) suspension or termination of trading, (iii) war, epidemics or civil or labor disturbance, (iv) delay or inaccuracy in the transmission or reporting of orders due to a breakdown or failure of computer services, transmission or communication facilities, (v) the failure or delay by any exchange to enforce its rules, (vi) the failure or delay by any bank, trust company, clearing organization or other person (including Losses incurred or sustained in connection with any judgment, award, or settlement), in connection with or relating to a breach by the Member of any of its covenants and other obligations contained herein.

13.2
Neither Party (or their affiliates, and their respective officers, directors, agents, contractors, and employees) shall be liable for any punitive, exemplary, incidental, indirect, special, or consequential damages arising out of any cause whatsoever (whether such cause be based in contract, negligence, strict liability, other tort or otherwise).

13.3
Except for claims arising out of gross negligence, in no event will the total collective liability of either Party (or their affiliates, and their respective officers, directors, agents, contractors, and employees) under this Agreement exceed the aggregate fees paid or owed under this Agreement during the six (6) month period preceding the date on which the claim arose.

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13.4
The Member shall immediately (i) notify DSDC if a claim is made by a third party with respect to this Agreement, (ii) assume the defence of any such claim and pay all expenses in connection therewith, including attorneys' fees, and (iii) promptly pay, discharge and satisfy any judgment, award, or decree that may be entered against it or DSDC in respect of such claim.

13.5
Nothing contained herein shall prohibit the DSDC, at its expense, from retaining its own counsel to assist in any such proceedings or to observe such proceedings. All amounts required to be paid or reimbursed by the Member hereunder shall be paid or reimbursed as and when incurred by DSDC upon demand thereof by DSDC.

13.6	For the avoidance of doubt, nothing in this Agreement shall remove either Party’s duty of care, as established by law or implied terms of standard of care, owed to the other.

14	CONFIDENTIAL INFORMATION

14.1
Except as contemplated by the terms of this Agreement or as required by applicable law, the Parties agree on behalf of themselves and their directors, officers, and employees to treat confidentially and as proprietary information of each Party all records, other information relative to such Party, including the Documents, and not to use such records and information for any purpose other than the performance of their responsibilities and duties under this Agreement, except after prior notification to and approval in writing by the Party, which approval shall not be unreasonably withheld when requested to divulge such information by duly constituted authorities.

14.2
Both Parties acknowledge that it may come into possession of material non-public information with respect to Parties to this Agreement and confirm that it has in place effective procedures to prevent the use of such information in violation of applicable laws.

15	PUBLIC RELATIONS

Notwithstanding any provisions in this Agreement, the Parties agree that during the term of this Agreement, each Party may publicly refer to and identify the other Party, orally and in writing, as a Member of the DSDC in promotional materials and communications, including, but not limited to, press releases, brochures, reports, letters and electronic media such as e-mail or webpages.

16	FORCE MAJEURE

Notwithstanding any other provision in this Agreement, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes beyond the reasonable control (and not caused either parties fault or negligence) of the Party charged with such default, including acts of God, acts of civil or military authority, acts of the public enemy, war, accidents, fires, explosions, earthquakes, floods, unusually severe weather, or epidemics and pandemics ('Force Majeure Event'). In the case of a Force Majeure Event, the time for performance required by either Party under this Agreement shall be extended for any period during which the performance is prevented by the Force Majeure Event.

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17	NOTIFICATIONS

17.1
A Party may send, supply or give any document, information or notice to the other Party by hard copy, electronic form (including by electronic mail to any email address supplied upfront to each other) or by making that document or information available via the DMI, on a website or other similar mechanism and giving notice of the availability of that document or information to the relevant Party.

17.2
The Parties may assume that any contact details (including personal information) supplied to each other are up to date and current and it is the sole responsibility of each Party to update the other Party of any changes to its contact details. By means of providing the contact details, the Party consents to its use for the receipt of notices or communications.

17.3	Proof of Delivery can be provided via:

•
Mail: Proof that an envelope containing a document, notice or information was properly addressed, prepaid and posted shall be conclusive evidence that the document, notice or information was sent, supplied or given by post.

•
Email: A copy of a successful delivery report in relation to each recipient to whom an e-mail message was sent shall be conclusive evidence that the document, notice or information was sent, supplied or given by e-mail.

17.4	Neither Party shall be responsible or liable for any failure in transmission beyond its reasonable control.

17.5	The Parties are free to notify each other of any changes to the address details at any time, at minimum five (5) business days prior to such change taking effect.

18	NO ASSIGNMENT

18.1
Neither Party may assign or transfer (whether by operation of law or otherwise) this Agreement (or any rights or obligations hereunder) to a third person without the prior written consent of the other Party.

18.2
Any attempted assignment or transfer that is not permitted is void ab initio. Without limiting the generality of the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties' respective successors and assigns and the assigning Party will remain liable for the performance of any assignee.

19	ENTIRE AGREEMENT

19.1
This Agreement and corresponding Documents constitute the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

19.2
Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement.

19.3	Each Party agrees that it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this Agreement.

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20	AMENDMENT

20.1
Subject to clause 19.1, any amendment of the terms and conditions of this Agreement may only be made, and be effective, through written agreement between the Parties. However, each Party shall give due consideration to any proposals for amendment made by the other Party.

20.2
Appendices shall be made available at all times to Members. Subject to clause 20.3, Appendices may be changed or expanded from time to time in accordance with the provisions set out in each document, or as determined by the Governance Body, providing reasonable notice to Members of any material amendments.

20.3
The Governance Body may release new versions of SLAs from time to time; any new version only applies to the Member once the Member formally adopts this version in writing as described in clause 3.2. The Governance Body reserves the right to decide that a certain SLAs or specific version is no longer supported.

21	SEVERABILITY

21.1
If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

22	APPLICABLE LAW AND WAIVERS

22.1
This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Massachusetts without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Massachusetts for the purpose of any suit, action, proceeding or judgement relating to or arising out of this Agreement. Service of process in connection with any such suit, action or proceeding may be served on each Party anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.

22.2	Each of the Parties waives any right to request a trial by jury in any litigation with respect to this Agreement.

22.3
The Member hereby irrevocably waives, to the fullest extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement.

LIST OF APPENDICES

Appendix A	Acceptance Letter (Additional/Adjusted SLAs)

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